Organigram to Host New Brunswick’s First-Ever Cannabis Career Fair

#DiscoverOGI Career Day to Showcase Opportunities and Recruit for Skilled Workers at One-Day Event on October 21

MONCTON, New Brunswick, Oct. 05, 2017 -- Organigram Holdings Inc. (TSX-V:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that preparations are underway for the company’s first-ever career fair, to be held at the Delta Beausejour (750 Main St., Moncton) from 10 a.m. to 4 p.m. on October 21.

Organigram is anticipating significant business growth as the company expands its existing medical cannabis production, and as it prepares for the adult recreational cannabis market (with legislation set to come into effect on July 1, 2018). The company is in the midst of a $60-million expansion at its production facility, located in the Moncton Industrial Park. “This is an incredibly exciting time for both our company as well as the industry as a whole,” said Greg Engel, Organigram CEO. “We’re delivering on our vision to be a major national player in both the medical and adult recreational cannabis markets and we are excited to do that by tapping into the incredibly skilled workforce right here in New Brunswick.” Organigram is seeking qualified candidates in multiple disciplines within the business, though the bulk of imminent opportunities exist in the areas of cultivation and production. Departments with future growth potential include, but aren’t limited to: sanitation, maintenance, quality assurance, security, laboratory, sales, accounting and client services.

“Our expansion and growth plans have put us into a very favorable position where we’re looking to grow our local workforce considerably,” continued Engel. "Our Moncton facility currently employs roughly 110 full-time employees, and we expect that number to grow beyond 250 by the end of 2018.”

Those interested in pursuing a career at Organigram are encouraged to attend the company’s #DiscoverOGI Career Day, scheduled to take place in Beausejour Rooms A & B at the Delta Beausejour (750 Main St., Moncton) from 10 a.m. to 4 p.m. on October 21.

Pre-registration for the event is encouraged for attendance.

Minimum hiring criteria:

•	Ability to hold and maintain Security Clearance as per the Access to Cannabis for Medical Purposes Regulations
•	Current resume (attached digitally to form online)
•	Clean criminal record check

Register early to ensure attendance – registration will be capped when capacity is reached. To register and submit a resume, visit https://www.organigram.ca/careers/ and fill out the Career Fair form.

For media requests, please contact:

Organigram Holdings Inc.
Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca

For Career Fair information, please contact:

Organigram Holdings Inc.
Giselle Doiron
Director of Investor and Media Relations
gdoiron@organigram.ca
(506) 801-8986

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.